UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(b)

                               (Amendment No. 2)*

                        First International Bancorp, Inc.
   --------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   32054Q 100
   --------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]   Rule 13d-1(b)

     [ ]   Rule 13d-1(c)

     [X]   Rule 13d-1(d)


--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

                                 SCHEDULE 13G
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CUSIP No. 32054Q100                                            Page 2 of 5 Pages
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    1     NAME OF REPORTING PERSONS
          IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Arnold L. Chase
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
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    3      SEC USE ONLY
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    4      CITIZENSHIP OR PLACE OR ORGANIZATION
           U.S.
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      NUMBER OF         5   SOLE VOTING POWER
 SHARES BENEFICIALLY        1,019,047 shares
       OWNED BY       ----------------------------------------------------------
         EACH           6   SHARED VOTING POWER
       PERSON               111,809 shares (see Item 4)
         WITH       ----------------------------------------------------------
                        7   SOLE DISPOSITIVE POWER
                            1,019,047 shares
                      ----------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER
                            111,809 shares (see Item 4)
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,130,856 shares (see Item 4)
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    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                     [X]
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    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           13.7%
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    12     TYPE OF REPORTING PERSON*
           IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

               First International Bancorp, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               One Commercial Plaza
               Hartford, Connecticut 06103

Item 2(a).     Name of Person Filing:

               Arnold L. Chase (the "reporting person")

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               Chase Enterprises, Inc.
               One Commercial Plaza
               Hartford, Connecticut 06103

Item 2(c).     Citizenship:

               United States

Item 2(d).     Title of Class of Securities:

               common stock, par value $.10 per share ("Common Stock")

Item 2(e).     CUSIP Number:

               32054Q 100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               Not applicable

Item 4.        Ownership*.

               (a)  Amount Beneficially Owned: 1,130,856 shares

               (b)  Percent of Class: 13.7%

               (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote: 1,019,047

              (ii)  shared power to vote or to direct the vote: 111,809

             (iii)  sole power to dispose or to direct the disposition of:
                    1,019,047

              (iv)  shared power to dispose or to direct the disposition of:
                    111,809

* The reporting person beneficially owns 1,130,856 shares of Common Stock, or 13.7% of the shares of Common Stock outstanding as of December 31, 2000, of which (i) 55,227 shares, or 0.7% of the Common Stock outstanding as of December 31, 2000, are held as joint trustee with Stanley N. Bergman for the Arnold Chase Accumulation Trust I, a trust of which the reporting person and the children of the reporting person are the beneficiaries, (ii) 55,227 shares, or 0.7% of the Common Stock outstanding as of December 31, 2000, are

                               Page 3 of 5 Pages
held as joint trustee with Stanley N. Bergman for the Arnold Chase Accumulation Trust II, a trust of which the reporting person and the children of the reporting person are the beneficiaries, and (iii) 1,355 are held by the reporting person and his wife as joint tenants.

     This Schedule does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this Schedule shall not be construed as an admission that he is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of (i) 815,641 shares of Common Stock, or 9.9% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Cheryl A. Chase, the sister of the reporting person, (ii) 138,169 shares of Common Stock, or 1.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by David T. Chase, the father of the reporting person and Cheryl A. Chase, (iii) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Cheryl A. Chase Accumulation Trust I, a trust of which Cheryl A. Chase and Stanley N. Bergman are the trustees and Cheryl A. Chase and her children are the beneficiaries, (iv) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Cheryl A. Chase Accumulation Trust II, a trust of which Cheryl A. Chase and Stanley N. Bergman are the trustees and Cheryl A. Chase and her children are the beneficiaries, (v) 816,500 shares of Common Stock, or 9.9% of the shares of Common Stock outstanding, owned as of December 31, 2000, by The Arnold L. Chase Family Spray Trust, a trust of which Kenneth N. Musen is the trustee and Arnold L. Chase and the children of Arnold L. Chase are beneficiaries (vi) 816,500 shares of Common Stock, or 9.9% of the shares of Common Stock outstanding, owned as of December 31, 2000, by The Cheryl A. Chase Family Spray Trust, a trust of which Kenneth N. Musen is the trustee and Cheryl A. Chase and the children of Cheryl A. Chase are beneficiaries, (vii) 182,522 shares of Common Stock, or 2.2% of the shares of Common Stock outstanding, owned as of December 31, 2000, by The Darland Trust, a trust of which Rothschild Trust Cayman Limited is trustee and Cheryl A. Chase and her children are the beneficiaries, (viii) 32,039 shares of Common Stock, or 0.4% of the shares of Common Stock outstanding, owned as of December 31, 2000, by The Cheryl A. Chase Grantor Trust, a trust of which Cheryl A. Chase and Kenneth N. Musen are the trustees and Cheryl A. Chase and her children are the beneficiaries, (ix) 55,000 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by DTC Holdings Corporation ("DTCHC"), a company which is owned and controlled by the Chase family as described below, or (x) 200,000 shares of Common Stock, or 2.4% of the shares of Common Stock, owned as of December 31, 2000, by The Rhoda and David Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family.

     DTCHC, formerly known as American Ranger, Inc., is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of DTCHC and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (42.34%), Rhoda L. Chase (6.30%), Arnold L. Chase (4.21%), Cheryl A. Chase (7.58%), Arnold Chase Accumulation Trust I (3.65%), Arnold Chase Accumulation Trust II (7.57%), Cheryl A. Chase Accumulation Trust I (3.32%), Cheryl A. Chase Accumulation Trust II (6.53%), five trusts for the benefit of Arnold Chase's children of which Stanley N. Bergman and Arnold Chase are co-trustees (6.06% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (6.06% in the aggregate), The Dara Freedman Grantor Trust for the benefit of Dara Freedman of which Kenneth Musen is trustee (1.75%), and The Sandra Chase Grantor Trust for the benefit of Sandra Chase and her children of which Kenneth Musen is trustee (4.63%).

                               Page 4 of 5 Pages

     This filing is being made because of the relationships between the reporting person and the other persons named in this Item. The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of
Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

     Sandra M. Chase, the reporting person's spouse, and the reporting person share the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, 1,355 of the shares of Common Stock owned by the reporting person. The reporting person shares the power to direct the receipt of dividends from, and the proceeds of the sale of, the (i) 55,227 shares of Common Stock owned by the Arnold Chase Accumulation Trust I with Stanley N. Bergman and such trust, and (ii) 55,227 shares of Common Stock owned by the Arnold Chase Accumulation Trust II with Stanley N. Bergman and such trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            Not Applicable


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2001
                                        /s/ Arnold L. Chase
                                        -------------------
                                        Arnold L. Chase


                               Page 5 of 5 Pages